October 23, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jim B. Rosenberg, Vanessa Robertson and Jim Atkinson
Mail Stop 6010
Washington, D.C. 20549

Re:	Akorn, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File Number 001-32360
Dear Messrs. Rosenberg, Robertson and Atkinson:
On behalf of Akorn, Inc., please find this letter as a response to the comments of the Staff contained in its comment letter dated October 11, 2007, with respect to the above referenced Annual Report on Form 10-K. The Staff’s comments are set forth in their entirety in italicized type in this letter. The registrant’s response immediately follow each of the Staff’s comments.
Notes to Consolidated Financial Statements, page 40
Note Q — Business Alliances, page 57
COMMENT 1: Please revise to include the amount of the milestone payments associated with the Cipla agreement as well as the agreement with M.D. Anderson and the 2006 agreement with Serum Institute of India discussed on page five. Please include the events that would trigger these payments. Please refer to paragraph 14 of FAS 68. Also tell us why you did not include these amounts in your contractual obligations table.
     Response: None of the milestone payments under the above-referenced agreements represent current commitments of Akorn, but rather contingent obligations which are not currently enforceable or binding. Consequently, none of the milestone payments were included in Note Q or the contractual obligations table.
     We propose to make additional disclosures regarding the milestone payments in connection with our business alliances in our future periodic filings as such commitments become reasonably possible. Most of our business alliance agreements, including the Cipla and M.D. Anderson agreements, do not constitute material agreements. As to those agreements that are material, as with the 2006 agreement with Serum Institute of India and other business alliance agreements, the milestone payments are or may be subject to confidential treatment requests [See the request with respect to Serum Institute of India (File No. 1-32360/Internal CF No. 19170)]. For these reasons we propose to include the following disclosure of the aggregate milestone payments in “Note L — Commitments and Contingencies” to our Quarterly Report on Form 10-Q for the quarter ending September 30, 2007:
     The Company has entered into numerous strategic business agreements for the development and marketing of finished dosage form pharmaceutical products, including (i) development and supply agreements, some of which contain contingent milestone payments, as well as (ii) straight-supply agreements, some of which contain minimum purchase commitments.
     Each strategic business agreement includes a future payment schedule for contingent milestone payments and in certain strategic business agreements, minimum royalty payments. The Company will be responsible for contingent milestone payments and minimum royalty payments to these strategic business partners based upon the occurrence of future events. Each strategic business agreement defines the triggering event of its future payment schedule, such as meeting development progress timelines, successful product testing and validation, successful clinical studies, various FDA and other regulatory approvals and other factors as negotiated in each case. Currently, none of the contingent milestone payments or minimum royalty payments is individually material to the Company.
     Historically, milestone payments have been accounted for as research and development expense in our Consolidated Statement of Operations. The table below summarizes management’s estimate for contingent potential milestone payments and fees for the fourth quarter 2007 and the periods 2008 and beyond assuming all contingent milestone payments occur. These payments do not include contingent royalty payments, which are dependent on the introduction of new products. As new products are launched, contingent royalty payments will be recognized as cost of goods sold in our Consolidated Statement of Operations
Table of Contingent Milestone Payments to Strategic Business Partners ($000’s omitted)

For the three months ended 12/31/07	$x,xxx
For the year ended 12/31/08	$x,xxx
For the year ended 12/31/09	$x,xxx
For the year ended 12/31/10	$x,xxx
For the year ended 12/31/11	$x,xxx
For the year ended 12/31/12	$x,xxx
For the years 2013 and beyond	$x,xxx

We will populate the Contingent Milestone Payments table, effective with the filing of our Form 10-Q for the quarterly period ended September 30, 2007.
We will continue to make such disclosures in our subsequent filings, including “Note N — Commitments and Contingencies” in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007. With such additional disclosures, we would propose to remove references to the specific agreements from “PART I — Item 1. Business” and “Note Q — Business Alliances,” unless such agreements are material and disclosure is otherwise advisable or required. In future annual filings, we will also provide the aggregate contingent milestone payments in the contractual obligations table under “PART I — Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations”.
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We would appreciate receiving any comments you may have concerning the foregoing responses at your earliest convenience. Please direct any such comments to me via telephone at (847) 279-6151 or facsimile at (847) 353-4936.
Sincerely,
/s/ Jeffrey A. Whitnell
Jeffrey A. Whitnell

cc:	Arthur S. Przybyl Kurt L. Kicklighter, Esq.

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